February 15, 2005



Mail Stop 0408

By U.S. Mail and facsimile to (814) 726-1980

William J. Wagner
President and CEO
Northwest Bancorp, Inc.
301 Second Avenue
Warren, PA 16365


Re:	Northwest Bancorp, Inc.
      Form 10-K for the year ended June 30, 2004
      Forms 10-Q for fiscal 2005
      File No. 0-23817

Dear Mr. Wagner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Please address the following comments in your future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K

General

1. Please supplementally provide us with your analysis of the significance of the acquisition of First Bell Bancorp under Rule
3-05
of Regulation S-X.

Item 1. Business

Lending Activities

General - page 3

2. Please revise this section to provide an expanded discussion of you policies for originating loans for sale. Also, revise your financial statements to incorporate the requirements of paragraphs
10.10 through 10.15 and paragraphs 10.33 through 10.36 of the AICPA
Audit Guide for Depository and Lending Institutions as they apply to your policies and presentation of these activities.

Item 3. Legal Proceedings

3. Please revise here and in Note 19 to the financial statements to disclose managements` assessment of threatened and pending litigation on your results of operations, financial position and cash flows.

Item 6. Selected Financial Data

Selected Financial and Other Data

4. Please revise to briefly describe, or cross-reference to a discussion thereof, your acquisition of Bell Financial in accordance with Item 301 of Regulation S-K. We believe that the aforementioned business combination materially affects the comparability of the information reflected in section titled "Selected Financial and Other
Data".

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

General

5. Please revise MD&A to provide an executive level overview that includes a discussion of significant events that effect the periods presented, including acquisitions and transactions with the mutual holding company. Please refer to Release Nos. 33-8350/34-48960.


6. In a separately-captioned section, please revise to discuss your off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors in accordance with Item 303 of Regulation S-K.

Critical Accounting Policies - page 35

7. Please revise to provide a discussion of your accounting policies for items that require significant estimates, such as goodwill, investment securities valuations, intangible assets and income taxes, or revise to clarify why managements does not consider them critical.

8. Please refer to Section V of Release Nos. 33-8350/34-48960 and revise this section to address the following for each critical accounting policy:

* Specifically identify why each policy is considered critical by management.

* Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

* Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

* Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

* Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

Results of Operations

Average Balance Sheet - page 40

9. Please revise Note 2 to your tabular disclosures to include the amount of loan fees as required by Instruction 3 to Item I of Industry Guide 3 or disclose that the amounts are not material








Item 8. Financial Statements and Supplementary Data

General

10. Please revise the face of the consolidated balance sheets to reference your commitments and contingencies as disclosed in Note
11
to the financial statements. Refer to Rule 9-03.17 of Article 9 of
Regulation S-X.

Note 3 - Business Combinations - page 14

11. Please revise to include all disclosures required by paragraphs
51 and 52 of SFAS No. 141. Your current disclosures do not appear to address all the requirements of those paragraphs.

Note 4 - Marketable Securities - page 15

12. Please revise to disclose the nature of the agreements which are collateralized by your marketable securities.

Form 10-Q for the period Ended September 30, 2004

13. Please supplementally advise us of how you considered the requirements of Article 11 of Regulation S-X in reporting the merger with Leeds Federal and the subsequent merger with First Carnegie. Also, tell us how you determined the number of shares issued in each of these transactions and how you accounted for cancellation of the mutual holding company loan receivable. Provide similar disclosures in your next periodic report.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments, indicates your intent to include the requested disclosure in future filings, and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Isa Farhat, Staff Accountant at (202) 824-
5418
or me at (202) 942-1782 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Paul Cline
             Senior Accountant

??

??

??

??

William J. Wagner
Northwest Bancorp, Inc.
Page 1 of 5